SENTINEL FUNDS
LOGO

One National Life Drive
Montpelier, VT 05604




                                January 18, 2007

VIA EDGAR
Mr. Vince DiStefano
Mr. Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:      Form N-14 Registration Statement
         Sentinel Group Funds, Inc.; File No. 333-139296

Dear Mr. DiStefano and Mr. Rupert:

         We respond to oral comments of the Staff given on January 8, 2007 regarding the Registration Statement on Form N-14 ("Registration Statement") of Sentinel Group Funds, Inc. ("Registrant"), which was filed on December 13, 2006 with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended.

1. COMMENT: Ensure that the auditor's consent relates specifically to the filing being made.

     RESPONSE: The consent of PricewaterhouseCoopers ("PwC") filed on December 13, 2006 was specific to the existing reports incorporated into the Registration Statement and the reference to PwC in the Registration Statement. PwC's consent did not reference the Sentinel Capital Opportunity Fund's or the Sentinel Capital Growth Fund's November 30, 2006 Annual Report to Shareholders, because that report had not yet been issued on December 13, 2006. However, an updated consent of PwC with respect to that report will be filed with the Registration Statement prior to its use.

2. COMMENT: Add disclosure that the prospectus will be included with the Registration Statement, because the prospectus is incorporated by reference.

     RESPONSE: The Registration Statement incorporates by reference the Capital Opportunity Fund's prospectus in accordance with General Instruction G and F and Item 6 of Form N-14, as applicable, which does not required, under those circumstances, the target fund's prospectus to accompany the Registration Statement. The Registration Statement does not intend to incorporate by reference information regarding the acquiring fund, the Capital Growth Fund. Rather all of disclosure items with respect to the Capital Growth Fund exist either in the body of or an Exhibit to the Registration Statement. Registrant will review the references to incorporation by reference in the Registration Statement and clarify them, if needed.

3. COMMENT: Revise disclosure in the Registration Statement indicating that the Capital Growth Fund's expenses are estimated to indicate, instead, that they are restated to reflect current fees.

     RESPONSE: Registrant has updated this disclosure, as shown in Attachment B to this response.

4.   COMMENT: Provide a completed capitalization table.

     RESPONSE: Registrant has provided a completed table in Attachment C to this response.

Mr. Vince DiStefano
Mr. Kevin Rupert
January 18, 2007
Page 2


5. COMMENT: Provide updated pro forma financial statements for twelve months ended November 30, 2006. In the updated financial statements, reflect an adjustment for Class A distribution fees based on the additional Class A shares resulting from the exchange from the Class B shares of the Capital Opportunity Fund and clarify whether the management fee adjustment is related to the reorganization or a prior fee change.

     RESPONSE: Registrant has updated the pro forma financial statements and includes a copy in Attachment A to this response.

6. COMMENT: Move the footnotes under the Average Annual Expense table to after the Example table.

     RESPONSE: Registrant has amended the disclosure as requested, as shown in Attachment B to this response.

7. COMMENT: Provide expense and example numbers based on a November 30, 2006 fiscal year.

     RESPONSE: Registrant has updated the expense and example tables and copies the updated tables in Attachment B to this response.

         Registrant acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the filing, (2) the actions of the SEC or its staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Please direct any communications relating to this filing to me at (802) 229-7410.

                                                 Very truly yours,

                                                 /s/ Kerry A. Jung
                                                -------------------
                                                 Kerry A. Jung
                                                 Secretary

Attachments

Mr. Vince DiStefano
Mr. Kevin Rupert
January 18, 2007
Page 3


                                  ATTACHMENT A
                         Pro Forma Financial Statements
                               Capital Growth Fund
                      Fiscal Period Ended November 30, 2006




STATEMENT OF ASSETS AND LIABILITIES                    TARGET       SURVIVOR
                                                      CAPITAL        CAPITAL       PRO FORMA            PRO FORMA
                                                    OPPORTUNITY      GROWTH        ADJUSTMENTS           COMBINED
ASSETS
Investments at value                              $  74,977,009   $ 131,051,033                       $ 206,028,042
Cash and cash equivalents                               285,539         411,844                             697,383
Receivable for securities sold                          926,725         547,183                           1,473,908
Receivable for fund shares sold                           5,100             820                               5,920
Receivable for securities lending interest                  424             481                                 905
Receivable for dividends                                 92,404         172,150                             264,554
                                                  -----------------------------------------------------------------
   Total Assets                                      76,287,201     132,183,511            --           208,470,712
                                                  -----------------------------------------------------------------

LIABILITIES
Collateral on securities loaned                       2,728,418       7,134,555                           9,862,973
Payable for securities purchased                        187,376         392,121                             579,497
Payable for fund shares repurchased                     153,017         158,258                             311,275
Accrued expenses                                        141,398         197,612                             339,010
                                                  -----------------------------------------------------------------
   Total Liabilities                                  3,210,209       7,882,546            --            11,092,755
                                                  -----------------------------------------------------------------

                                                  -----------------------------------------------------------------
Net Assets Applicable to All Outstanding Shares   $  73,076,992   $ 124,300,965                       $ 197,377,957
                                                  =================================================================

 CLASS A SHARES
  Net Assets Applicable to Class A Shares /       $  61,243,384   $ 124,054,393                       $ 194,591,128
  Shares Outstanding                                  3,751,385       6,257,923        (784,780)(a)       9,816,148

                                                  -----------------------------------------------------------------
    Net Asset Value per Share                     $       16.33           19.82                       $       19.82
                                                  =================================================================

 CLASS B SHARES
  Net Assets Applicable to Class B Shares /       $   9,293,351            --                                  --
  Shares Outstanding                                    591,620            --          (591,620)(b)            --
                                                  -----------------------------------------------------------------
    Net Asset Value per Share **                  $       15.71            --                                  --
                                                  =================================================================


 CLASS C SHARES
  Net Assets Applicable to Class C Shares /       $   2,540,257   $     246,572                       $   2,786,829
  Shares Outstanding                                    170,027          12,570         (40,527)(c)         142,070
                                                  -----------------------------------------------------------------
    Net Asset Value per Share                     $       14.94   $       19.62                       $       19.62
                                                  =================================================================

                                                  -----------------------------------------------------------------
Sum of Net Assets for all classes                 $  73,076,992   $ 124,300,965                       $ 197,377,957
                                                  =================================================================

(a) The adjustment in shares outstanding assumes the number of Class B shares of the Capital Opportunity Fund were Class A shares of the Capital Growth Fund and reflects that the Class A shares of the Capital Growth Fund have a higher net asset value per shares than the Capital Opportunity Fund.
(b) Assumes that the Class B shares of the Capital Opportunity Fund were Class A shares of the Capital Growth Fund.
(c) Reflects the Class C shares of the Capital Growth Fund have a higher net asset value per share than the Class C shares of the Capital Opportunity Fund.

Mr. Vince DiStefano
Mr. Kevin Rupert
January 18, 2007
Page 4



                                                                   ACQUIRING
STATEMENT OF OPERATIONS                           TARGET FUND        FUND
                                                    CAPITAL         CAPITAL      PRO-FORMA           PRO FORMA
                                                  OPPORTUNITY       GROWTH *     ADJUSTMENTS          COMBINED
INVESTMENT INCOME
INCOME:
Dividends                                        $    988,873    $  1,619,383                       $  2,608,256
Interest                                               34,680          55,886                             90,566
Securities Lending                                      2,860           7,415                             10,275
                                                 ---------------------------------------------------------------
  Total Income                                      1,026,413       1,682,684            --            2,709,097
                                                 ---------------------------------------------------------------

EXPENSES:
Management advisory fees                              538,171       1,121,981                          1,660,152
Transfer agent fees                                   282,941         166,128         (32,500)(a)        416,569
Custodian fees                                         17,197          22,057          (9,500)(a)         29,754
Distribution fees Class A                             186,455         393,964          35,892(b)         616,311
Distribution fees Class B                             116,307            --          (116,307)(b)           --
Distribution fees Class C                              27,998             279            --               28,277
Accounting and administration services                 20,241          77,205         (12,500)(a)         84,946
Auditing fees                                          18,250          53,749         (13,000)(a)         58,999
Legal fees                                              8,450          56,460          (5,500)(a)         59,410
Reports and notices to shareholders                    33,025          28,808         (15,250)(a)         46,583
Registration and filing fees                           42,501          29,733         (32,000)(a)         40,234
Director's and Chief Compliance
     Officer fees                                      13,840          43,160          (2,750)(a)         54,250
Other expenses                                          5,071          59,340          (3,000)(a)         61,411
                                                 ---------------------------------------------------------------
Total Expenses                                      1,310,447       2,052,864        (206,415)         3,156,896
Expense Reimbursement **                              (98,554)         (5,980)         98,554(c)          (5,980)
Expense Offset                                        (10,172)         (8,061)           --              (18,233)
                                                 ---------------------------------------------------------------
Net Expenses                                        1,201,721       2,038,823        (107,921)         3,132,683
                                                 ---------------------------------------------------------------

                                                 ---------------------------------------------------------------
NET INVESTMENT INCOME (LOSS)                     $   (175,308)   $   (356,139)   $    107,921       $   (423,526)
                                                 ---------------------------------------------------------------


NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS
   Realized gain (loss) on investments              1,741,041      11,630,960            --           13,372,001
   Change in unrealized appreciation
      (depreciation) of investments                 3,077,374        (320,862)           --            2,756,512
NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS                                    4,818,415      11,310,098            --           16,128,513
                                                 ---------------------------------------------------------------

                                                 ---------------------------------------------------------------
CHANGE IN NET ASSETS RESULTING FROM OPERATIONS   $  4,643,107    $ 10,953,959    $    107,921       $ 15,704,990
                                                 ===============================================================


* The Capital Growth Fund is the successor to the Bramwell Growth Fund, a series of The Bramwell Funds, Inc., pursuant to a reorganization effective as of March 17, 2006. This pro forma includes the actual expenses incurred by the Capital Growth Fund and its predecessor, the Bramwell Growth Fund, for the entire period, and does not provide a pro forma assuming the expenses of the Capital Growth Fund for the period. If it did, the expenses for the "Pro Forma Combined" would generally be lower.
** Sentinel Asset Management, Inc. and/or its affiliates had agreed to waive fees and/or reimburse expenses so that the total annual expense ratio of the Class A shares of the Capital Opportunity Fund would be no more than 1.30% through September 26, 2006. Sentinel Asset Management, Inc. and/or its affiliates has agreed to waive fees and/or reimburse expenses so that the total annual expense ratio of the Class A shares of the Capital Growth Fund will be no more than 1.75% through March 17, 2008. Prior to March 17, 2006, there was a similar expense agreement in place for the Bramwell Growth Fund.
(a) Decrease due to the elimination of duplicative expenses by merging funds.
(b) Distribution fee adjustment assumes the number of Class B shares in the Capital Opportunity Fund were instead Class A shares of the Capital Growth Fund.
(c) Adjustments assumes an expense cap of 1.75% for the combined fund.

Mr. Vince DiStefano
Mr. Kevin Rupert
January 18, 2007
Page 5



PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
NOVEMBER 30, 2006
                               % OF NET   SHARES/PAR          CAPITAL OPPORTUNITY         CAPITAL GROWTH       PRO FORMA COMBINED
                                ASSETS
                                                           MARKET VALUE   SHARES/PAR  MARKET VALUE  SHARES/PAR     MARKET VALUE
COMMON STOCKS                   99.40%
CONSUMER DISCRETIONARY           7.81%
Coach, Inc. (a)                              10,000           432,100       30,000    1,296,300       40,000           1,728,400
Domino's Pizza, Inc.
                                                                            70,000    1,922,200       70,000           1,922,200
Hilton Hotels Corp.
                                             17,400           571,242                                 17,400             571,242
JC Penny Co., Inc.                                                          54,900    4,245,966
                                             10,000           773,400                                 64,900           5,019,366
Marriott Int'l., Inc. -
Class A                                      11,000           496,650                                 11,000             496,650
McDonald's Corp.
                                             25,000         1,049,250       47,000    1,972,590       72,000           3,021,840
Staples, Inc.
                                             36,100           919,467                                 36,100             919,467
Tiffany Corp. (b)
                                                                            45,000    1,729,350       45,000           1,729,350

                                                            4,242,109                11,166,406                       15,408,515
CONSUMER STAPLES                 8.90%
Colgate Palmolive Co.
                                              6,000           390,300       30,000    1,951,500       36,000           2,341,800
                                                                             9,100      330,512        9,100             330,512
Corn Products Int'l., Inc.
CVS Corp. (b)
                                             15,900           457,443                                 15,900             457,443
                                                                            15,000      794,550       15,000             794,550
Hershey Co. (b)
PepsiCo, Inc.                                                                6,000      371,820
                                             26,554         1,645,552                                 32,554           2,017,372
Procter & Gamble Co.
                                             30,770         1,932,048                                 30,770           1,932,048
Walgreen Co.
                                             22,786           922,605      160,000    6,478,400      182,786           7,401,005
Wal-Mart Stores, Inc.
                                             19,521           899,918                                 19,521             899,918
Wrigley (Wm.) Jr. Co.                                                       10,000      524,400
                                             16,375           858,705                                 26,375           1,383,105
                                                            7,106,571                10,451,182
                                                                                                                      17,557,753
ENERGY                           6.86%
Devon Energy Corp.
                                                                            20,000    1,467,400       20,000           1,467,400
EOG Resources, Inc.                                                         15,000    1,057,950
                                                                                                      15,000           1,057,950
ExxonMobil Corp.                             11,200           860,272
                                                                            60,000    4,608,600       71,200           5,468,872




Mr. Vince DiStefano
Mr. Kevin Rupert
January 18, 2007
Page 6

PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
NOVEMBER 30, 2006
                               % OF NET   SHARES/PAR          CAPITAL OPPORTUNITY         CAPITAL GROWTH       PRO FORMA COMBINED
                                ASSETS
                                                           MARKET VALUE   SHARES/PAR  MARKET VALUE  SHARES/PAR     MARKET VALUE



Nabors Industries, Inc.                                                     10,000
(a) (b)                                                                                 337,600       10,000             337,600
Noble Corp.                                                                 10,000
                                                                                        772,500       10,000             772,500
Schlumberger Ltd.                            23,000         1,575,040
                                                                            36,000    2,465,280       59,000           4,040,320

St. Mary Land &
Exploration Co.                                                             10,000      400,800       10,000             400,800

                                                            2,435,312                11,110,130                       13,545,442
                                15.32%
FINANCIALS
American Express Co.                                        1,514,976       35,000    2,055,200       60,800           3,570,176
                                             25,800
Bear Stearns Co., Inc. (b)                   10,000         1,524,800        8,000    1,219,840       18,000
                                                                                                                       2,744,640
BlackRock, Inc. (b)                          10,000         1,433,700       21,000    3,010,770       31,000
                                                                                                                       4,444,470
CB Richard Ellis Group,                      39,000         1,284,270       15,000      493,950       54,000           1,778,220
Inc. (a)

Chicago Mercantile                                                           6,000    3,213,600        6,000           3,213,600
 Exchange Holdings, Inc.
CIT Group                                    15,000           780,150       35,000    1,820,350       50,000           2,600,500
Citigroup, Inc.                                               927,333                                 18,700             927,333
                                             18,700
E*TRADE Financial Corp.                      15,700           377,899                                 15,700             377,899
(a)
Goldman Sachs Group, Inc.                     7,000         1,363,600        8,000    1,558,400       15,000           2,922,000
J.P. Morgan Chase & Co.                       7,800           360,984                                  7,800
                                                                                                                         360,984
Kansas City Southern (a)                                                    10,000      270,500       10,000             270,500
(b)
Merrill Lynch & Co., Inc.                    15,000         1,311,450       25,000    2,185,750       40,000
                                                                                                                       3,497,200
Wells Fargo & Co.                            30,000         1,057,200       70,000    2,466,800      100,000
                                                                                                                       3,524,000
                                                                                     18,295,160
                                                           11,936,362                                                 30,231,522
HEALTH CARE                     14.27%
                                             17,835           832,181                                 17,835             832,181
Abbott Laboratories
Amgen, Inc. (a)                                               732,578                                 10,318             732,578
                                             10,318
Gilead Sciences, Inc. (a)                     5,200           342,784       45,000    2,966,400       45,000
                                                                                                                       2,966,400
Johnson & Johnson                            19,250         1,268,767                                 19,250
                                                                                                                       1,268,767





Mr. Vince DiStefano
Mr. Kevin Rupert
January 18, 2007
Page 7

PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
NOVEMBER 30, 2006
                               % OF NET   SHARES/PAR          CAPITAL OPPORTUNITY         CAPITAL GROWTH       PRO FORMA COMBINED
                                ASSETS
                                                           MARKET VALUE   SHARES/PAR  MARKET VALUE  SHARES/PAR     MARKET VALUE


Kyphon, Inc. (a)                                                            10,000      337,700       10,000
                                                                                                                         337,700
Laboratory Corp.                             12,300           870,840                                 12,300
                                                                                                                         870,840
 of America Holdings (a)
Medtronic, Inc.                              27,728                         80,000    4,170,400      107,728           5,615,861
                                                            1,445,461
Novartis (ADR)                               16,000           934,560       55,000    3,212,550       71,000
                                                                                                                       4,147,110
Roche Hldgs. Ltd. (ADR)                      19,000         1,721,400       37,000    3,352,200       56,000
                                                                                                                       5,073,600
St. Jude Medical, Inc. (a)                   20,000           745,400       15,000      559,050       35,000
                                                                                                                       1,304,450
Stryker Corp.                                16,000           829,760       60,000    3,111,600       76,000
                                                                                                                       3,941,360
Zimmer Holdings, Inc.(a)                                                    10,000      729,600       10,000
                                                                                                                         729,600
                                                                                                                      28,163,231
                                                            9,723,731                18,439,500
INDUSTRIALS                     21.27%
                                                                            10,000      814,600       10,000             814,600
3M Co.
Boeing Co.                                   21,000         1,859,130                                 21,000
                                                                                                                       1,859,130
Canadian Pacific Railway                                                    40,000    2,229,200       40,000           2,229,200
Ltd.
Caterpillar, Inc.                             7,900           490,037       20,000    1,240,600       27,900
                                                                                                                       1,730,637
Donaldson Co., Inc. (b)                                                     27,000      945,270       27,000
                                                                                                                         945,270
Emerson Electric Co.                         10,000           867,000       50,000    4,335,000       60,000
                                                                                                                       5,202,000
FedEx Corp.                                                 1,154,300       30,000    3,462,900       40,000           4,617,200
                                             10,000
General Dynamics Corp.                        6,200           464,008                                  6,200
                                                                                                                         464,008
General Electric Co.                        100,155         3,533,468      125,000    4,410,000      225,155
                                                                                                                       7,943,468
Honeywell Int'l., Inc.                        5,600           240,688                                  5,600
                                                                                                                         240,688
Illinois Tool Works, Inc.                    12,000           566,400       35,000    1,652,000       47,000           2,218,400
(b)
Jacobs Engineering Group,                    14,000         1,174,180       30,000    2,516,100       44,000           3,690,280
Inc.(a)
Lockheed Martin Corp.                         4,700           425,115                                  4,700
                                                                                                                         425,115
Precision Castparts Corp.                    10,000           754,600        8,000      603,680       18,000
                                                                                                                       1,358,280
Republic Services, Inc.                      10,670           442,592                                 10,670
                                                                                                                         442,592





PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
NOVEMBER 30, 2006
                               % OF NET   SHARES/PAR          CAPITAL OPPORTUNITY         CAPITAL GROWTH       PRO FORMA COMBINED
                                ASSETS
                                                           MARKET VALUE   SHARES/PAR  MARKET VALUE  SHARES/PAR     MARKET VALUE

Mr. Vince DiStefano
Mr. Kevin Rupert
January 18, 2007
Page 8


Robert Half Int'l., Inc.                     20,000           771,800       75,000    2,894,250       95,000
                                                                                                                       3,666,050
Tyco Int'l. Ltd                              13,100           396,799                                 13,100
                                                                                                                         396,799
United Parcel Service, Inc.                   5,800           451,936       10,000      779,200       15,800           1,231,136
United Technologies Corp.                    28,900         1,864,917       10,000      645,300       38,900           2,510,217
                                                                                                                      41,985,070
                                                           15,456,970                26,528,100
INFORMATION TECHNOLOGY          14.66%
Apple Computer, Inc. (a)                     18,900         1,732,752                                 18,900
                                                                                                                       1,732,752
Autodesk, Inc. (a)                           25,000         1,029,500       60,000    2,470,800       85,000
                                                                                                                       3,500,300
Automatic Data Processing,                   26,763         1,290,780       50,000    2,411,500       76,763           3,702,280
Inc.
Cisco Systems, Inc. (a)                      96,870         2,603,866       65,000    1,747,200      161,870
                                                                                                                       4,351,066
Corning, Inc. (a)                            31,600           681,296       60,000    1,293,600       91,600
                                                                                                                       1,974,896
EMC Corp. (a)                                33,400           437,874                                 33,400
                                                                                                                         437,874
Fiserv, Inc. (a)                             10,540           538,699                                 10,540
                                                                                                                         538,699
Google, Inc. (a)                                400           193,968                                    400
                                                                                                                         193,968
Microsoft Corp.                              38,186         1,119,995       30,000      879,900       68,186
                                                                                                                       1,999,895
Molex, Inc. - Class A                         6,000           168,780       45,000    1,265,850       51,000
                                                                                                                       1,434,630
Network Appliance, Inc.(a)                   11,600           454,836                                 11,600
                                                                                                                         454,836
Nokia Corp. (ADR)                                                           50,000    1,011,000       50,000
                                                                                                                       1,011,000
Paychex, Inc.                                24,600           969,486       30,000    1,182,300       54,600
                                                                                                                       2,151,786
Qualcomm, Inc.                               17,816           651,887       10,000      365,900       27,816
                                                                                                                       1,017,787
SAP A.G. (ADR)                               25,000         1,305,500       60,000    3,133,200       85,000
                                                                                                                       4,438,700
                                                                                     15,761,250                       28,940,469
                                                           13,179,219
MATERIALS                        7.53%
Allegheny Technologies,                      13,000         1,165,450       15,000    1,344,750       28,000           2,510,200
Inc.
BHP Billiton Ltd. (ADR) (b)                  18,000           745,740       20,000      828,600       38,000           1,574,340
Commercial Metals Co.                        16,100           467,705       50,000    1,452,500       66,100
                                                                                                                       1,920,205



Mr. Vince DiStefano
Mr. Kevin Rupert
January 18, 2007
Page 9

PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
NOVEMBER 30, 2006
                               % OF NET   SHARES/PAR          CAPITAL OPPORTUNITY         CAPITAL GROWTH       PRO FORMA COMBINED
                                ASSETS
                                                           MARKET VALUE   SHARES/PAR  MARKET VALUE  SHARES/PAR     MARKET VALUE



Freeport-McMoran Copper &                     8,000           502,960                                  8,000             502,960
Gold, Inc.
Nucor Corp.                                   7,000           418,950        7,000      418,950       14,000
                                                                                                                         837,900
Phelps Dodge Corp.                            7,000           861,000        8,000      984,000       15,000
                                                                                                                       1,845,000
Praxair, Inc.                                20,800         1,297,920       70,000    4,368,000       90,800
                                                                                                                       5,665,920
                                                            5,459,725                 9,396,800                       14,856,525
TELECOMMUNICATION SERVICES       1.75%
                                             25,000           847,750       15,000      508,650       40,000
AT&T, Inc.                                                                                                             1,356,400
Verizon Communications,                      30,000         1,048,200       30,000    1,048,200       60,000           2,096,400
Inc.
                                                            1,895,950                 1,556,850                        3,452,800

UTILITIES                        1.03%
Dominion Resources, Inc.                     10,000           807,400       15,000    1,211,100       25,000           2,018,500
(b)
Dynegy, Inc. (a)*                                               5,242                                  7,000
                                              7,000                                                                        5,242
                                                              812,642                 1,211,100                        2,023,742


MONEY MARKET FUND                 5.0%
State Street Navigator                    2,728,418         2,728,418    7,134,555    7,134,555    9,862,973           9,862,973
Securities Lending Prime
Portfolio (c)


                                104.4%                     74,977,009               131,051,033                      206,028,042
TOTAL INVESTMENTS AT MARKET


                                                           62,247,538                83,607,002                      145,854,540
TOTAL INVESTMENTS AT COST


(a) Non-income producing
(b) All or a portion of this security was on loan at November 30, 2006. The aggregate cost and market value of securities on loan at November 30, 2006 is $6,130,947 and $9,659,472, respectively.
(c) Money market mutual fund registered under the Investment Company Act of 1940, as amended, and advised by SSgA Funds Management, Inc., an affiliate of State Street Bank and Trust Company. This amount represents cash collateral received from securities lending activity.

Mr. Vince DiStefano
Mr. Kevin Rupert
January 18, 2007
Page 10

NOTES TO PRO FORMA FINANCIAL STATEMENTS

1. BASIS OF COMBINATION: The unaudited Pro Forma Combined Statement of Assets and Liabilities, Pro Forma Combined Statement of Operations and Pro Forma Combined Schedule of Investments give effect to the proposed reorganization of the Capital Opportunity Fund ("Opportunity Fund") and Capital Growth Fund ("Growth Fund"). The proposed reorganization will be accounted for by the method of accounting for tax-free reorganizations of investment companies. The reorganization provides for the transfer of the assets and liabilities of the Opportunity Fund to the Growth Fund, with the Class A and Class B shares of the Opportunity Fund reorganizing with and into the Class A shares of the Growth Fund and the Class C shares of the Opportunity Fund reorganizing with and into the Class C shares of the Opportunity Fund. Growth Fund will be the accounting survivor.

The pro forma combined statements should be read in conjunction with the historical financial statements of the Opportunity Fund and the Growth Fund and the notes thereto incorporated by reference in the Registration Statement filed on Form N-14. The Opportunity Fund and Growth Fund are both open-end management investment companies registered under the Investment Company Act of 1940, as amended.

2. PRO FORMA ADJUSTMENTS: Statement specific pro forma adjustments are listed at the end of each Pro Forma Combined Statement or Schedule.

3. SIGNIFICANT ACCOUNTING POLICIES: The following is a summary of significant accounting policies followed by the acquirer, Growth Fund, which are in conformity with accounting principles generally accepted in the United States of America.

A. USE OF ESTIMATES--The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions at the date of the financial statements.

B. SECURITY VALUATION--Equity securities that are traded on a national or foreign securities exchange and over-the-counter securities listed in the NASDAQ National Market System are valued at the last reported sales price or official closing price on the principal exchange on which they are traded on the date of determination as of the close of business of the New York Stock Exchange ("NYSE"), normally 4:00 p.m. Eastern time, each day that the NYSE is open for business. Foreign equity securities traded on a foreign securities exchange are subject to fair value pricing when deemed appropriate, using valuations provided by an independent pricing service. Securities for which no sale was reported on the valuation date are valued at the mean between the last reported bid and asked prices. Over-the-counter securities not listed on the NASDAQ National Market System are valued at the mean of the current bid and asked prices. Fixed-income securities are valued on the basis of valuations provided by an independent pricing service. The mean between the bid and asked prices is used for valuation purposes. Securities for which market quotations are not readily available, or whose values have been materially affected by events occurring before the Fund's pricing time but after the close of the securities' primary markets, will be fair valued under procedures adopted by the Funds' board. The board has delegated this responsibility to a pricing committee, subject to its review and supervision. Short-term securities maturing in 60 days or less are valued at cost plus accrued interest earned, which approximates market value. Money market securities are valued at amortized cost, which approximates market value, in accordance with the terms of a rule adopted by the Securities and Exchange Commission. The amortized cost method values a security at cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium.

C. SECURITY TRANSACTIONS AND RELATED INCOME-- Securities transactions are accounted for on the next business day following trade date (trade date plus one). Under certain circumstances, exceptions are made so that purchases and sales are booked on trade date. These exceptions include:

(1) when trades occur on a day that happens to coincide with the end of a quarterly financial reporting period; or
(2) on occasion, if Sentinel Administrative Services, Inc., the Funds' administrator, believes significant price movements are deemed large enough to impact the calculation of the net asset value per share.

Mr. Vince DiStefano
Mr. Kevin Rupert
January 18, 2007
Page 11

Interest income is recorded on the accrual basis, which includes the amortization of bond premiums on fixed-income securities. Dividend income is recorded on the ex-dividend date when verified by two independent sources and adjusted daily for foreign tax withholding, reclaims and currency fluctuations, when applicable. The cost of securities sold is determined, and realized gains and losses are computed, using the identified cost method. Market discount and original issue discount are accreted to income.

D. EXPENSES--Expenses that are specifically attributed to one of the Funds are charged to that Fund. Certain other expenses of the Funds are prorated among the Funds on the basis of relative daily net assets. Other common expenses of Sentinel Group Funds, Inc. are allocated among the Funds on the basis of relative daily net assets. Sentinel Asset Management, Inc. has agreed to waive fees and/or reimburse expenses for the Class A shares of the Growth Fund so that total annual expenses will be no more than 1.75% until March 17, 2008. The Growth Fund's Class C shares will also benefit from any waiver of advisory fees as a result of the Class A shares fee arrangement.

E. CLASSES--Class specific expenses are borne by that class. Income, non-class specific expenses and realized/unrealized gains and losses are allocated to the respective classes on the basis of the relative daily net assets.

F. DIVIDENDS AND DISTRIBUTIONS--The Funds declare and distribute net investment income, if any, annually, as a dividend to shareholders. Any net realized capital gains on sales of securities for all Funds are distributed to shareholders at least annually. Dividends and distributions to shareholders are recorded on the ex-dividend date. Income distributions and capital gain distributions are determined in accordance with federal income tax regulations, which may differ from accounting principles generally accepted in the United States of America. These differences are primarily due to differing treatments for mortgage-backed securities, foreign currency transactions, and the reclassification of net investment losses to paid-in-capital.

Mr. Vince DiStefano
Mr. Kevin Rupert
January 18, 2007
Page 12
                                  ATTACHMENT B

FEES AND EXPENSES. As an investor, you pay fees and expenses to buy and hold shares of the Fund. You may pay shareholder fees directly when you buy or sell shares. You pay annual fund operating expenses indirectly because they are deducted from Fund assets.

The following tables allow you to compare the shareholder fees and annual fund operating expenses as a percentage of the aggregate daily net assets of each Fund that you may pay for buying and holding shares of the Fund. The PRO FORMA line items show expenses of the Capital Growth Fund as if the Reorganization had occurred on the first day of the Fund's fiscal year ended November 30, 2006. The Annual Fund Operating Expenses table and Example table shown below are based on actual expenses incurred during each Fund's fiscal period ended November 30, 2006. Please keep in mind that, as a result of changing market conditions, total asset levels, and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.


Shareholder Fees

FUND                         MAXIMUM SALES CHARGE   MAXIMUM CDSC (CLASS   MAXIMUM CDSC (CLASS   REDEMPTION FEE
                             (CLASS A)              B)                    C)
---------------------------- ---------------------- --------------------- --------------------- --------------------------

Capital Opportunity          5.00%(1)               4.00%(2)              1.00%                 1% on shares held for 15
                                                                                                days or less
Capital Growth               5.00%(1)               -                     1.00%                 1% on shares held for 15
                                                                                                days or less
---------------------------- ---------------------- --------------------- --------------------- --------------------------


Annual Fund Operating Expenses

FUND                                        MANAGEMENT        12B-1 FEE      OTHER EXPENSES    TOTAL ANNUAL FUND
                                            FEE(3)                                             OPERATING EXPENSES
------------------------------------------- ----------------- -------------- ----------------- -----------------------

Capital Opportunity                                    0.70%          0.30%             0.32%                   1.32%
   Class A                                             0.70%          1.00%             0.91%                   2.61%
   Class B                                             0.70%          1.00%             1.00%                   2.70%
   Class C
Capital Growth                                         0.70%          0.30%             0.47%                1.47%(4)
   Class A                                             0.70%          1.00%             1.18%                2.88%(4)
   Class C
PRO FORMA - Capital Growth(5)                          0.70%          0.30%             0.25%                1.25%(4)
   Class A                                             0.70%          1.00%             0.98%                2.68%(4)
   Class C
------------------------------------------- ----------------- -------------- ----------------- -----------------------

Examples

These examples are intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds. These examples assume that you invest $10,000 in each Fund for the time periods indicated, that you pay the maximum sales charge that applies to a particular class, that the Fund's operating expenses remain the same, and that your investment has a 5% return each year. This assumption is not meant to indicate that you will receive a 5% annual rate of return. Your annual return may be more or less than the 5% used in these examples. Although your actual costs may be higher or lower, based on these assumptions your costs would be as shown below. NOTE THAT THE AMOUNTS SHOWN DO NOT REFLECT THE WAIVERS OR REIMBURSEMENTS.

Mr. Vince DiStefano
Mr. Kevin Rupert
January 18, 2007
Page 13


FUND/CLASS                                           1 YEAR          3 YEARS         5 YEARS         10 YEARS

--------------------------------------------------------------------------------------------------------------
Capital Opportunity(6)
   Class A                                             $628             $897          $1,187           $2,011
   Class B (if you redeem)                              664            1,111           1,585            2,337
   Class B (if you do not redeem)                       264              811           1,385            2,337
   Class C (if you redeem)                              373              838           1,430            3,032
   Class C (if you do not redeem)                       273              838           1,430            3,032
Capital Growth(7)                                                        942           1,263            2,170
   Class A                                              642              892           1,518            3,204
   Class C (if you redeem)                              391              892           1,518            3,204
   Class C (if you do not redeem)                       291
PRO FORMA - Capital Growth7, (8)                        621              877           1,152            1,936
   Class A                                              371              832           1,420            3,012
   Class C (if you redeem)                              271              832           1,420            3,012
   Class C (if you do not redeem)
--------------------------------------------- -------------- ---------------- --------------- ----------------

(1) If you redeem by wire transfer, we assess a wire charge of $20.00. In addition, you pay a deferred sales charge of 1% on certain redemptions of Class A shares made within eighteen months of purchase if you bought them without an initial sales charge as part of an investment of $1,000,000 or more.
(2) The maximum deferred sales charge is imposed on shares redeemed in the first two years after purchase. For shares held longer than two years, or longer than one year for purchases over $250,000 in both Funds, the deferred sales charge declines.
(3) Each of the Capital Growth and Capital Opportunity Funds pays an advisory fee at the rate of 0.70% per annum on the first $500 million of the Fund's average daily net assets; 0.65% per annum on the next $300 million of such assets; 0.60% per annum on the next $200 million of such assets; 0.50% per annum on the next $1 billion of such assets; and 0.40% of such assets over $2 billion.
(4) Total Annual Fund Operating Expenses for the Capital Growth Fund, which is the successor to the Bramwell Growth Fund, a series of Bramwell Funds, Inc., have been restated to reflect current fees. SAM has agreed to waive fees and/or reimburse expenses so that the Total Annual Fund Operating Expenses of the Class A shares of the Capital Growth Fund will be no more than 1.75% until March 2008. The other classes of shares of the Fund will benefit from this arrangement to the extent SAM waives its management fee to meet this commitment.
(5)  Assuming the impact of the Reorganization.
(6) The Examples are based on the Fund's 2006 fiscal year restated as if the advisory fee schedule effective December 19, 2005 had been in place on December 1, 2005.
(7) Because the Capital Growth Fund is the successor to the Bramwell Growth Fund, a series of The Bramwell Funds, Inc., the Fund's Examples are have been restated to reflect current fees.
(8)  Assuming the impact of the Reorganization.

Mr. Vince DiStefano
Mr. Kevin Rupert
January 18, 2007
Page 14

                                  ATTACHMENT C

       FUND TOTAL NET ASSETS SHARES OUTSTANDING NET ASSET VALUE PER SHARE



Capital Opportunity                   $71,794,068      4,404,811
    Class A                            60,513,820      3,683,130        $16.43
    Class B                             8,799,046        557,254         15.79
    Class C                             2,481,203        164,247         15.09
Capital Growth                        120,895,404      6,517,453
    Class A                           120,640,346      6,503,523         18.55
    Class C                               255,058         13,930         18.31
PRO FORMA - Capital Growth(1)         192,689,472     10,389,506
    Class A                           189,953,211     10,240,065         18.55
    Class C                             2,736,261        149,441         18.31
------------------------------ ------------------- -------------- --------------